SOBR Safe, Inc.

6400 S. Fiddlers Green Circle, Suite 525

Greenwood Village, Colorado 80111

April 28, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Gregory Herbers

            Re:      SOBR Safe, Inc.

                        Registration Statement on Form S-1

                        File No. 333-262665

                        Withdrawal of Request for Acceleration

Dear Mr. Herbers:

Reference is hereby made to our letter, filed as Correspondence via EDGAR on April 26, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 PM, Eastern time, on Wednesday, April 27, 2022 (which was subsequently moved to 5:00 PM Eastern Time on Thursday, April 28, 2022), in accordance with Rule 461 under the Securities Act of 1933, as amended.  We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date for the Registration Statement.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely, SOBR Safe, Inc. /s/ David Gandini By: David Gandini Its: Chief Executive Officer